CERTIFICATE OF AMENDMENT
                                       TO
                          CERTIFICATE OF INCORPORATION
                                       OF
                              ANALYST EXPRESS, INC.

                         (Pursuant to Section 242 of the
                      General Corporation Law of Delaware)

         Analyst Express, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

         FIRST: The Certificate of Incorporation of Analyst Express, Inc. is hereby amended by deleting Article I thereof and substituting the following in lieu thereof:

                                    ARTICLE I
                                      NAME

         The name of this corporation shall be Market Lead International Corporation.

         SECOND: The Certificate of Incorporation of the Corporation is hereby amended by deleting Article IV thereof and substituting the following in lieu thereof:

                                   ARTICLE IV
                                 CAPITALIZATION

         The total number of shares of all classes of capital stock which this Corporation shall authority to issue is Fifty-Five Million (55,000,000) shares of par value stock; Five Million (5,000,000) shares of $.001 (One-Tenth Cent) par value to be preferred shares and Fifty Million (50,000,000) shares of $.005 par value to be common shares. All or any part of the shares of the preferred or common stock may be issued by the Corporation from time to time and for such consideration as may be determined and fixed by the Board of Directors, as provided by law, with due regard to the interest of the existing shareholders; and when such consideration has been received by the Corporation, such shares shall be deemed fully paid and non-assessable.

         The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

         1,000,000 of the authorized preferred shares are hereby designated as Series A Preferred Stock and have the rights, preferences and designations set forth as follows:

         1. Shares in Series. The Corporation shall have 1,000,000 shares of its authorized preferred stock designated as "Series A Preferred Stock" (the "Series A Preferred Stock"). The shares of Series A Preferred Stock shall have a par value of $.001 per share.

         2. Voting Rights. The holders of record of said shares of Series A Preferred Stock shall be entitled to one vote per share at all meetings of shareholders of the Corporation as if converted to common stock of the Corporation. The holders of record of shares of the Series A Preferred Stock shall vote such shares together with the holders of the Corporation's Common Stock, and not as a separate class.

         3. Liquidation Rights. In case of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or in any instance, the holders of record of shares of the Series A Preferred Stock then outstanding shall be entitled to participate in the distributions, either in cash or in kind, of the assets of the Corporation on a priority basis but only to the extent of outstanding shares of Preferred Stock multiplied by its par value per share.

         4. Dividends. The holders of record of shares of the Series A Preferred Stock outstanding shall only be entitled to receive cash or other dividends on a priority basis to the extent of shares of Series A Preferred Stock outstanding multiplied by the par value per share prior to the payment of dividends to common shareholders.

         5. Optional Conversion. The Series A Preferred Stock shall be convertible in whole or part at the option of the holder thereof, at any time, but no sooner than two years from the date hereof, on a one for one basis into shares of Common Stock upon achieving any one of the following conditions computed for the Corporation and its subsidiaries on an audited, consolidated basis at any time on or before December 31, 1995:

                  a. $6,000,000 in gross sales (less discounts and allowances) in any one fiscal year; or

                  b. Net Income of $3,400,000 pre-tax in any one fiscal year; or

                  c. An aggregate equity capital of $4,500,000 or more; and

                  d. No more than 50Z of the outstanding Series A Preferred Shares can be converted in any 12 month period; and

                  e. The conversion rights shall be automatically adjusted to reflect any common stock splits.

         6. Automatic Conversion. The Series A Preferred Stock shall be automatically converted common stock on a one for one basis at a date twenty-four months from its original date of issuance if the Company has not received at least $1,500,000 in equity capital during said twenty-four month time period.

         7. Mandatory Redemption. The Corporation must redeem, at $.001 per share, all unconverted outstanding shares of Series A Preferred Stock which are outstanding at the close of business on June 30, 1997 as soon as practicable after said date. Thus, the Series A Preferred Stock conversion may be made on or before June 30, 1997, assuming the conversion criteria have been met on or before December 31, 1995.

         8. Other Matters. The holders of the shares of Series A Preferred Stock will have no other rights other than as established by applicable corporate law, no pre-emptive, redemption or other rights.

         THIRD: The Corporation has effectuated a .3 to 1 (1 for 3.33 shares) reverse stock split as to the 1,500,000 common shares outstanding at November 29, 1990 reducing said shares to 450,000 shares. It is acknowledged that effective December 11, 1990, 50,000 common shares (after giving effect to the reverse split) were contributed to the Corporation and cancelled. The par value per share of common stock is amended by the terms of the Second Paragraph of this Certificate of Amendment so as to not decrease the stated capital of the Corporation.

         FOURTH: That the aforesaid amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware and written notice has been given as provided in Section 228.

         FIFTH: That the capital of the Corporation will not be reduced under or by reason of the aforesaid amendment.

         IN WITNESS WHEREOF, Analyst Express, Inc. has caused this Certificate to be signed by its President, and attested by its Secretary, this 11th day of December, 1990.

ATTEST:                                    ANALYST EXPRESS, INC.

/s/  Richard R. Skeen                      By:  /s/ Jess Udy
---------------------------                    --------------------
Richard R. Skeen, Secretary                    Jess Udy, President